SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

United American Healthcare Corporation

(Name of issuer)

Common Stock, Par Value $0.001

(Title of class of securities)

90934C105

(CUSIP number)

Eric M. Fogel, Esq.

Lathrop & Gage LLP

100 N. Riverside Plaza

Suite 2100

Chicago, IL 60606

(312) 920-3300

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons JOHN M. FIFE
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,347,495
	9	Sole dispositive power
	10	Shared dispositive power 1,347,495
11	Aggregate amount beneficially owned by each reporting person 1,347,495
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.79% *
14	Type of reporting person (see instructions) IN

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons FIFE TRADING, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 278,936
	9	Sole dispositive power
	10	Shared dispositive power 278,936
11	Aggregate amount beneficially owned by each reporting person 278,936
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.85% *
14	Type of reporting person (see instructions) CO

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 278,936
	9	Sole dispositive power
	10	Shared dispositive power 278,936
11	Aggregate amount beneficially owned by each reporting person 278,936
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.85% *
14	Type of reporting person (see instructions) CO

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE PARTNERS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.93% *
14	Type of reporting person (see instructions) PN

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.93% *
14	Type of reporting person (see instructions) CO

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CVM, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.93% *
14	Type of reporting person (see instructions) CO

*	Based on 9,772,157 outstanding shares, which is the sum of 8,164,117 shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, plus 1,608,040 shares issued in connection with the transaction disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”), as previously amended by Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 2.	Identity and Background

This Amendment No. 8 to the Initial 13D adds the following three Reporting Persons:

(1) Chicago Venture Partners, L.P., an Illinois limited partnership (“CVP”);

(2) Chicago Venture Management, L.L.C., a Delaware limited liability company; and

(3) CVM, Inc., an Illinois corporation.

CVM, Inc. is the manager of Chicago Venture Management, L.L.C., which is the general partner of CVP.

John M. Fife, who is the person filing this statement, has voting and investment power over all three of these Reporting Persons.

The address of all three of these Reporting Persons is 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601.

CVM, Inc. is in the business of serving as the manager of Chicago Venture Management, L.L.C., which is in the business of serving as the general partner of CVP, which in turn is in the business of investing in securities.

Item 3.	Source and Amount of Funds or Other Consideration

As previously reported by the Issuer on Form 8-K filed on July 16, 2010, on or around July 12, 2010, CVP acquired newly issued Shares from the Issuer as partial consideration for its sale to the Issuer of its membership interests of Pulse Systems, LLC, a Delaware limited liability company, pursuant to Section 1.3(d) of the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010. 1,068,559 Shares were acquired by CVP in the acquisition.

Item 4.	Purpose of Transaction

CVP holds 1,068,559 Shares solely for investment purposes.

Reporting Person St. George Investments, LLC, an Illiniois limited liability company (“St. George”), continues to hold 278,936 Shares solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,347,495 Shares, representing approximately 13.79% of the Issuer’s 9,772,157 outstanding Shares, which is the sum of (i) 8,164,117 Shares outstanding on May 10, 2010, according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended on March 31, 2010, filed on May 17, 2010, plus (ii) 1,608,040 Shares issued in connection with the Issuer’s acquisition of all of the membership interests of Pulse Systems, LLC, disclosed in the Securities Purchase Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2010.

(b) St. George has sole voting power and sole dispositive power with regard to 278,936 Shares. CVP has sole voting power and sole dispositive power with regard to 1,068,559 Shares.

(c) See Item 3.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 30, 2010

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of August, 2010.

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President